August 27, 2010

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20649

Re:           Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated July 15, 2010
File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 11

1.
Please add expanded disclosure to describe the internal controls used in your reserves estimation effort, and the qualifications of the in-house technical person primarily responsible for overseeing the preparation of the reserves estimates, as contemplated by Item 1202(a)(7) of Regulation S-K.

Response:  We will amend our filing to include the following:

John Corp oversees the reserves estimation effort for the company.  He is a graduate of Marietta College with a BS in Petroleum Engineering and has over 30 years experience in the Oil & Gas Industry.  John works closely with Wright & Company, Inc. and the company’s land and Accounting department in preparing the reserve updates.

2.
Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for material additions to your reserve estimates, as contemplated by Item 1202(a)(6) of Regulation S-K.

Response:   We will amend our filing to include the following:

The general calculations pertaining to the estimate of reserves, both developed and undeveloped, include but are not limited to: 1) extrapolation of historical production trends; 2) log analysis and volumetric calculations; 3) log cross-sections to confirm continuity of certain formations and/or; 4) analogy to similar producing properties producing from the same formation.

The estimates of reserves were based on reliable technologies that have been field tested and have demonstrated consistency and repeatability in the formation being evaluated.

The economic producibility of these reserves assignments has been established by reliable technology to be reasonably certain in the continuous accumulation in the geographic area to which the reserves are assigned.

3.
Please expand your disclosure to address the requirements of Item 1203(b) through (d) of Regulation S-K regarding your proved undeveloped reserves, or otherwise advise as to applicability of each Item requirement.  In this regard, we note your proved undeveloped reserves increased approximately 310% from the prior year, yet you do not appear to have explained the reasons for the material change.

Response:  We will amend our filing to include the following:

Proved undeveloped reserves in 2008 included 20 vertical Marcellus wells, with a total net reserve of 9,124,722 MMF.  During 2009, we drilled and completed the Hart 28H, a horizontal Marcellus well in Wetzel Co.  This well was not considered as proven undeveloped at the year end December 31, 2008.  Furthermore, competitors drilled horizontal Marcellus wells in Marshall Co. during 2009, giving us offset proven undeveloped wells.  Total proven undeveloped wells at the end of 2009 included 25 horizontal Marcellus wells, with a total net reserve of 31,634,473 MMF.  We did not convert any proven undeveloped to proven developed during 2009. In addition, we removed all shallow proven undeveloped reserves from our evaluation and only focused on Marcellus proven undeveloped reserves since 2008, so no proven undeveloped reserves have remained undeveloped for more than five years.

Productive Gas Wells, page 11

4.
Please revise your presentation to disclose the number of net productive and dry exploratory wells drilled, distinguished from net productive and dry development wells drilled, as required by Item 1205(a)(1) and (2) of Regulation S-K.

Response:  We will amend our filing to include the following:

Drilling Activity – The following table sets forth the number of gross and net productive and dry development and exploratory wells completed in the periods noted.  All drilling was in the United States.

Net Productive and Dry Wells Completed (a)

	Gross	Net	Gross	Net	Gross	Net
Development wells (b)
Productive	2	1	13	11.5	18	18
Non-productive	-	-	-	-	-	-

Exploratory wells
Productive	-	-	-	-	-	-
Non-productive	-	-	-	-	-	-

(a)
Includes the number of wells completed during the applicable year regardless of the year in which drilling was initiated.  Excludes any wells where drilling operations were continuing or were temporarily suspended as of the end of the applicable year.  A dry well is a well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion.  A productive well is an exploratory or development well that is not a dry well.

(b)	Indicates wells drilled in the proved area of an oil or natural gas reservoir.

Oil and Gas Acreage, page 11

5.	Please disclose the minimum remaining terms of leases and concessions, as contemplated by Item 1208(b) of Regulation S-K, or otherwise advise us of the applicability of this disclosure requirement.

Response:  The table below shows our current undeveloped Marcellus Shale acreage by county.  The HBP Marcellus Shale acreage is held by production from shallow Devonian wells drilled over the last 100 years and is currently operated by Trans Energy, Inc.  The Mineral acreage was purchased and the company owns the Leasing rights.  The Lease acreage has terms from 1 yr to 5 yr remaining. The Table indicates what acreage percentage has more than 2 years remaining on the lease.

Current Marcellus Acreage	GROSS	NET	Term

HPB – Held by Shallow production
Marshall County, WV HBP	0	0	N/A
Marion County, WV HBP	2,538	2,538	N/A
Wetzel County, WV HBP	18,482	11,532	N/A
Doddridge County, WV HBP	443	443	N/A
Tyler County, WV HBP	50	50	N/A
Pleasants County, WV HBP	0	0	N/A
Mongahalia County, WV HBP	0	0	N/A
Harrison County, WV HBP	56	56	N/A
	21,569	14,619

			% > 2 years
Leased – Term
Marshall County, WV Leased	6,632	2,345	82%
Marion County, WV Leased	4,245	3,098	65%
Wetzel County, WV Leased	6,595	2,489	88%
Doddridge County, WV Leased	251	231	0%
Tyler County, WV Leased	1,438	1,438	0%
Pleasants County, WV Leased	129	129	0%
Mongahalia County, WV Leased	80	80	0%
Harrison County, WV Leased	100	1	100%
	19,470	9,811

Mineral Right - Purchased
Marshall County, WV Minerals	460	230	N/A
Marion County, WV Minerals	190	190	N/A
Wetzel County, WV Minerals	357	183	N/A
	1,007	603

Totals	42,046	25,033

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

6.
We note the majority of your oil and gas reserves are proved undeveloped, and such reserves were added during 2009.  We further note that the report of your independent registered public accounting firm and the notes to your financial statements express substantial doubt about your ability to continue as a going concern.  In view of the substantial doubt regarding your ability to continue as a going concern, explain to us why you believe it is reasonably certain that the project to develop these reserves will commence within a reasonable time.  As part of your response, describe the plans you have in place to develop these reserves.  In connection with this, tell us the amount of financing you will need to obtain to complete the development project and how you intend to obtain that financing.  See the definition of proved reserves in the master glossary of the ASC, as updated by ASU 2010-03.

Response:   As of July 16, 2010, we expanded our joint venture with Republic Partners, which allowed us to pay off $15 million of our credit facility with CIT.  In addition, we kept $5 million in cash for drilling, and netted an additional $3.5 million in drilling credits from Republic.  These funds will allow us to complete our 2010 drilling plan of 6 to7 wells, gross, including the two we completed last quarter.  We are working with Oppenheimer, our financial advisors, to secure financing in the amount of $20 – $25 million to drill an additional 8 – 10 wells in 2011, as well as the potential for an increase in credit facility based upon reserves to fund our 2012 drilling program of an additional 8-10 wells.

Summary of Changes in Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Gas Reserves, page F-28

7.
With regard to your sources of change in the standardized measure, please explain the reason for the duplicate line item titled “Oil and gas sales, net of production costs’ with amounts totaling $(9,438,608) and $(38,684,691), and how such amounts equate to the related amounts shown on page F-26.

Response:  We note that one of the titles in the table was duplicated in error. We will amend our filing as follows:

	For the Year Ended December 31
	2009	2008

Standardized Measure, Beginning of Year	$23,376,395	$50,984,791
Oil and gas sales, net of production costs	(3,715,766)	(2,962,020)
Changes in prices and future production	(9,438,608)	(38,684,691)
Extensions, discoveries and improved
recovery, net of costs	31,295,368	16,804,335
Purchases and Sales of Minerals in place	-	1,043,224
Change in estimated future development costs	(33,960,000)	28,686,448
Previously estimated development costs incurred	5,166,434	10,492,916
Revisions of previous quantity estimates	44,352,272	(44,822,397)
Accretion of Discount	2,227,640	8,489,046
Net change in income taxes	(13,617,030)	26,949,632
Timing and Other	(12,103,993)	(33,604,889)
Standardized Measure, End of Year	$33,692,712	$23,376,395

Exhibits and Financial Statement Schedules, page 27

8.
Please tell us how you considered the need to file an exhibit with a written consent from your third party expert, Wright & Company, Inc., concerning your references to Wright & Company, Inc., the inclusion of information taken from their reserve letter, and the inclusion of their reserve letter in your Form 10-K.  Refer to Item 601(B)(23)(ii) of Regulation S-K.  Similar concerns exist concerning your independent registered public accounting firm.

Response:  Please see attached amended report letter from Wright & Company.

Exhibit 99.1

9.	The last paragraph on page three, continuing on page four, states that the report:

Is solely for the information of Trans Energy and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Trans Energy and for reporting disclosures as required by the SEC. Notwithstanding, Wright understands and authorizes that this estimation of reserves may be included along with certain financial presentations on behalf of Trans Energy.  This report should not be used, circulated or quoted for any other purpose without the express written consent of the undersigned, an officer of Wright, or except as required by law.

As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:  Please see attached amended report letter from Wright & Company.

10.
We note the third party has not signed its report dated March 8, 2010.  Please note that copies not manually signed must bear typed or printed signatures.  As such, please obtain and file a revised version to comply with Item 1202(a)(8)(x) of Regulation S-K.

Response:  Please see attached amended report letter from Wright & Company.

Sincerely,

/s/ Lisa A. Corbitt

Lisa A. Corbitt
Chief Financial Officer

Wright & Company, Inc.
Petroleum Consultants

August 23, 2010

Trans Energy, Inc.
210 Second St.
St. Marys, WV 26170
ATTENTION:  Mr. John Corp

SUBJECT:	Amended Report Letter
Evaluation of Oil Oil and Gas Reserves
To the Interests of Trans Energy, Inc.
In Certain Properties Located in West Virginia
Pursuants to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2010
Job 09.1125

At the request of Trans Energy, Inc. (Trans Energy), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. John Corp of Trans Energy.  Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC).  It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC.  The following is a summary of the results of the evaluation effective January 1, 2010.

	Proved Developed		Total	Total
Trans Energy, Inc.			Proved	Proved	Total
SEC Parameters	Producing	Nonproducing	Developed	Undeveloped	Proved
	(PDP)	(PDNP)	(PDF & PDNP)	(PUD)	(PDP, PDNP & PUD)

Net Reserves to the
Evaluated Interests
Oil, Mbbl:	158.545	0.000	158.545	55.153	213.698
Gas, MMcf:	5,002.525	1,562.532	6,565.058	34,726.230	41,291.289
NGL, Mbbl:	0.000	0.000	0.000	385.812	385.812
Gas Equivalent, MMcfe	5,953.795	1,562.532	7,516.328	37,372.020	44,888.349
(6 Mcf = 1 bbl)

Cash Flow (BTAX), M$
Undiscounted:	25,333.623	4,510.815	29,844.436	101,016.664	130,861.102
Discounted at 10%
Per Annum	13,764.838	2,010.486	15,775.322	29,258.023	45,033.340

It should be noted that some minor differences between the total summaries may exist due to rounding techniques in the ARIES™ software program

Twelve Cadillac Drive • Suite 260
Brentwood, Tennessee 37027
(615) 370-0755 Fax (615) 370-0756
mail@wrightandcompany[dot]com

Mr. John G. Corp
Trans Energy, Inc.
August 23, 2010

The properties evaluated in this report are located in the state of West Virginia.  According to Trans Energy, the total proved reserves included in this evaluation represent 100 percent of the reported total reserves of Trans Energy.

Proved hydrocarbon reserves are those quantities of oil, gas and natural gas liquids (NGL) which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations.  As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.  The benchmark base prices used for this evaluation were $4.128 per Million British thermal units (MMBtu) for natural gas at Appalachia, Dominion South Point and $61.18 per barrel for West Texas Intermediate oil at Cushing, OK.  Trans Energy represented that certain volumes of gas were subject to pre-sale contracts.  The pre-sale contract prices and volumes provided by Trans Energy were used to calculate a weighted average gas price during the term of the contracts.  NGL prices were estimated based on prices received by other operators in the area producing from the same formation.  These benchmark prices were adjusted for energy content, quality, and basis differential, as appropriate.  Product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons.  Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.  No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist.  The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate.  Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends.  Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).  These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data.  Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP) and proved undeveloped (PUD) reserves categories.  The summary classification of total proved reserves combines the PDP, PDNP and PUD categories.  In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category.  Reserves were assigned to each category as warranted.  Wright is not aware of any local, state, or federal regulations that would preclude Trans Energy from continuing to produce from currently active wells or to fully develop those properties included in this report.

Mr. John G. Corp
Trans Energy, Inc.
August 23, 2010

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright.  The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments.  It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates.  Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.

All data utilized in the preparation of this report were provided by Trans Energy.  No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Trans Energy with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production.  Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Trans Energy with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations.  Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.  In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of Trans Energy.  It was assumed that any salvage value would be directly offset by the cost to abandon the property.  Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Trans Energy’s assumptions.

No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated.  There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report.  No employee, officer, or director of Wright is an employee, officer, or director of Trans Energy nor does Wright, or any of its employees have direct financial interest in Trans Energy.  Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Trans Energy and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Trans Energy.  This report is also intended for public disclosure and for use in filings made to the SEC by Trans Energy.

Mr. John G. Corp
Trans Energy, Inc.
August 23, 2010

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
By: /s/ D. Randall Wright
D. Randall Wright
President

DRW/RS/RDP/rbw
Trans Energy Amended Report Letter.docx